# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Soleno Therapeutics, Inc., CIK 0001484565
CUSIP: 834203309
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 203 Redwood Shores Pkwy, Suite 500, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,458,294; shared voting power 0; sole dispositive power 4,458,294; shared dispositive power 0; aggregate amount beneficially owned 4,458,294 (9.7% of the class)
  Comment: (1) The shares of common stock, $0.001 par value (the "Common Stock") of Soleno Therapeutics, Inc. (the "Issuer") are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  (2) The percent of class was calculated based upon 45,857,291 shares of Common Stock of the Issuer outstanding as of February 26, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on February 28, 2025.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,458,294; shared voting power 0; sole dispositive power 4,458,294; shared dispositive power 0; aggregate amount beneficially owned 4,458,294 (9.7% of the class)
  Comment: (1) The shares of Common Stock of the Issuer are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  (2) The percent of class was calculated based upon 45,857,291 shares of Common Stock of the Issuer outstanding as of February 26, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on February 28, 2025.

## Item 1. Issuer
Name of issuer: Soleno Therapeutics, Inc.
Address of issuer's principal executive offices: 203 Redwood Shores Pkwy, Suite 500 Redwood City, CA 94065

## Item 2. Person Filing
Name of person filing:
(i) Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and

(ii) Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

The address of the principal business office of the Reporting Persons is 192 Lytton Avenue, Palo Alto, CA 94301.
Address of principal business office or, if none, residence:
(i) Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and

(ii) Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

The address of the principal business office of the Reporting Persons is 192 Lytton Avenue, Palo Alto, CA 94301.
Citizenship:
(i) Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and

(ii) Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

The address of the principal business office of the Reporting Persons is 192 Lytton Avenue, Palo Alto, CA 94301.

## Item 4. Ownership
Amount beneficially owned: The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.
Percent of class: The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai\Managing Member (03/31/2025)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai\Managing Member (03/31/2025)